March 13, 2025

William M. Brown
Reporting Person
Andretti Acquisition Corp. II
100 Kimball Place, Suite 550
Alpharetta GA 30009

        Re: Andretti Acquisition Corp. II
            Schedule 13D filed December 4, 2024 by Andretti Sponsor II LLC,
Mario
            Andretti, Michael M. Andretti, William J. Sandbrook, and William M. Brown
            File No. 005-94613
Dear William M. Brown:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed December 4, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       September 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 9, 2024, event date, the Schedule 13D submitted on
       December 4, 2024, was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 13, 2025
Page 2

       Please direct any questions to Laura McKenzie at 202-551-4568 or Nicholas Panos at 202-551-3266.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Mergers &
Acquisitions